TRANSATLANTIC PETROLEUM CORP.

Suite 1840, 444 – 5th Ave., SW

Calgary, Alberta T2P 2T8

Canada

September 12, 2007	Via EDGAR and Facsimile: 202-772-9369

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Transatlantic Petroleum Corp.
Registration Statement on Form 20-F (File No. 0-31643)

Ladies and Gentlemen:

Transatlantic Petroleum Corp. (the “Registrant”) hereby requests withdrawal of its Registration Statement on Form 20-F (SEC File No. 0-31643) filed with the Securities and Exchange Commission on July 26, 2007.

Please contact Garrett DeVries of Haynes and Boone, LLP, counsel to the Registrant, at (214) 651-5614 with any questions.

Sincerely,

TRANSATLANTIC PETROLEUM CORP.

By:	/s/ Hilda Kouvelis
Hilda Kouvelis
Chief Financial Officer